SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	“Civil Association for the Defense of Financial Consumers Vs./ BBVA Banco Francés S.A. Re/ Ordinary Appeal”

Autonomous City of Buenos Aires, October 21, 2013

Messrs.

National Securities Commission

RE: New Class Action – “Civil Association for the Defense of Financial Consumers Vs./ BBVA Banco Francés S.A Re/ Ordinary Appeal” (Court File. Nr. 60960)

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations to inform you that at the date hereof, BBVA Banco Francés S.A has answered the complaint filed by the “Civil Association for the Defense of Financial Consumers”, which is being handled by National Lower Commercial Court Nr. 16, Secretariat Nr. 32, presided by Dr. Sebastián Sánchez Cannavó (Substitute Judge).

The plaintiff association filed this complaint on behalf of the payees of personal loans with collateral granted by the entity, seeking that the following be instructed:

•	That the interest relating to these loans be recalculated, and the amounts allocated to the “granting expense” commission charged prior to the issue of Communication “A” 5460 of the Argentine Central Bank (BRCA) be discounted from the principal (amount of the loans), since (the plaintiff) argues that these amounts did not form an integral part of the loans but were discounted from the amount requested;

•	That the difference that arises between the amounts actually paid in by the payees relating to interest, life insurance, VAT on interest payments, and any other heading calculated on the basis of the principal offered, and the amounts that should have been paid by the payees had those headings been calculated based on the principal actually loaned thereto, be made available to the clients that have made payments under the headings referred to in the preceding point;

•	That the amounts to be paid to each alleged injured party should include a civil fine equivalent to three times the amount of the monetary damages suffered by each client, as envisaged by art. 52 bis of the Consumer Defense Law;

•	The term of the claim is extended to the four-year period prior to the filing of this complaint.

Exercising its right of self-defense in lawsuit, in the answer to the complaint, this entity based its motion to dismiss the complaint on the lack of active legal standing and the lapsing of the legal right, and additionally rejected the petition of the plaintiff putting forward extensive grounds, since the form of operation of the Bank is in full accord with the legal and contractual regulatory framework that governs its activity.

It should be noted that this complaint was filed for an unspecified amount and, although at this stage it is materially impossible to determine the eventual contingency in a certain and accurate manner, we consider that the advancement of the lawsuit referred to does not and will not affect the activities of the Company in any way, aside from the fact that there are more than sufficient arguments that grant us the assurance that the lawsuit is unlikely to prosper.

Sincerely,

Head of Market Relations

Ignacio Sanz y Arceluz

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: October 21, 2013	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer